Filed by: LaPorte Bancorp, Inc.

                 Pursuant to Rule 425 under the Securities Exchange Act of 1934

                                         Subject Company: LaPorte Bancorp, Inc.
                                                Commission File No.: 333-143526


FOR IMMEDIATE RELEASE

                            For information contact:
                            Lee A. Brady, President & CEO
                            The LaPorte Savings Bank
                            (219) 362-7511

                            Thomas F. Swirski, President & CEO
                            City Savings Financial Corp.
                            (219) 879-5364

The LaPorte Savings Bank and City Savings Financial Corporation Announce Effectiveness of SEC Registration Statement for the Acquisition of City Savings Financial Corporation.

LaPorte and Michigan City, Indiana (August 20, 2007) - The LaPorte Savings Bank and City Savings Financial Corporation (CSFC.OB), the holding company of City Savings Bank, announced today that the Securities Exchange Commission has declared effective the registration statement (333-143526) under the Securities Act of 1933 of LaPorte Bancorp, Inc., the to-be-formed holding company for The LaPorte Savings Bank, in connection with its pending acquisition of City Savings Financial Corporation. City Savings Financial Corporation also announced that it had called a special meeting of the shareholders for September 27, 2007 at 1:30 p.m. at its principle office in Michigan City, Indiana to consider the proposed merger. A prospectus/proxy statement related to the proposed merger will be mailed to City Savings' stockholders on or about August 23, 2007.